January 4, 2008

United States
Securities and Exchange Commission
Washington, D.C.  20549-7010

Attn: Lisa Haynes

         Staff Accountant

RE:     Form 10-K for the fiscal year ended December 31, 2006
Form 10-K/A for the fiscal year endedyear ended December 31, 2006
Form 10-QSB for the quarter ended March 31, 2007
Form 10-QSB for the quarter ended June 30, 2007
File No. 000-50842

Dear Ms. Haynes:

    Thank you for your letter dated December 4, 2007 regarding the above filings.  We appreciate your comments, and want to ensure that we comply with all applicable disclosure requirements and enhancement of overall disclosures wherever possible.  We have been as detailed as necessary in providing the information so you may better understand our disclosures.  If you have any additional questions, or comments please feel free to call me at 866-765-4940.

 Following are our responses and what revisions will look like in any amended of the above referenced filings or future filings.

FORM 10-QSB/A FOR THE PERIOD ENDED SEPTEMBER 30.2007 Consolidated Statements of Cash Flows, page 6

1. In our letter dated July 13, 2007, we previously requested in comment 10 that you revise all future filings so that the net income or loss is used as the starting point in your indirect method cash flow statements. It appears that this change has not been made in your most recent interim filing since your consolidated statement of cash flows for the nine months ended September 30, 2007 and 2006 begins with total comprehensive loss. Please show us how you will revise your future statement of cash flows to reflect the appropriate starting point. Refer to paragraph 28 of SFAS 95.

Response: The Company’s future filing for the year ended December 31, 2007 and comparative December 31, 2006, will begin with the following amounts on the statement of cash flows:

December 31, 2007                                            December 31, 2006
Cash Flows from Operating Activities:

Net Loss                                                                        (xx,xxx)                                                                   (67,969)

For additional information regarding the other comprehensive income (OCI) items, see our response to your comments number 2 and 3 below.

Note I --Basis of Presentation. page 7

2. You disclose in Note 1 that the fair market value of investments in equity securities was approximately $36,000 as of September 30, 2007 and the other than temporary losses included in earnings for the nine months was $1,071,000. It appears there were no additional purchases of available for sale securities made during the nine months ended September 30, 2007. Please provide us with the following:

•	A separate rollforward for both your available for sale and trading securities for each quarterly period from December 31, 2005 through September 30, 2007;

•	A separate analysis of the amounts included in comprehensive income and accumulated other comprehensive income for each quarter in 2006 and 2007; and

•
 An analysis of reclassification adjustments recorded during each period to avoid double counting in comprehensive income losses on investment securities that were realized and included in net income of the current period that also had been included in other comprehensive income as unrealized losses in the period in which they arose.

Response: The company started purchasing two different types of equity securities during the third quarter of 2006.  These consisted of both trading securities and available for sale securities. The transactions, roll forwards and prior presentations for each,and combined are as follows for the period from inception 09/30/06 through 09/30/07.

Equity Securities
(All Amounts in thousands)			Consolidated		Realized Losses	OCI
		Available	Balance Sheet	OCI Reported	Reported in Stmt	Reported in Stmt
Description	Trading	for Sale	Amounts	In Equity	of Operations	of Operations

All equity security transactions Commenced
During 3rd Qtr. 2006:

Purchases	$ 526	$ 824	$ 1,350	$ -	$ -	$ -
Sales (Jet Fuel Futures)	(335)		(335)		(402)
Unrealized holding losses arising during the period	N/A	(125)	(125)	(125)		OCI changes s/b reported
Ending Balances 9/30/06	191	699	890	(125)	(402)	-

Purchases	31		31
Sales (Jet Fuel Futures)	(191)		(191)		(85)
Unrealized holding losses arising during the period	N/A	(445)	(445)	(445)		OCI changes s/b reported
Ending Balances 12/31/06	31	254	285	(570)	(487)	OCI changes s/b reported

Activity 2007:
Purchases	71		71
Sales	(87)		(87)
Unrealized holding losses arising during the period	N/A	(127)	(127)	(127)		(127)
Ending Balances 03/31/07	15	127	142	(697)	-	(127)

Purchases	20		20
Sales	(20)		(20)
Reclassification adjustment for losses included in net losses (previously unrealized)			-	697	(697)	OCI changes s/b reported
Additional realized losses after reclassification adjustments		(95)	(95)		(95)
Investment in related party securities (purchased in 2006)			-		(70)
Miscellaneous			-		10
Ending Balances 06/30/07	15	32	47	-	(852)	-

Purchases/ (Stocksplit)		161	161
Additional realized losses after reclassification adjustments		(161)	(161)		(161)
Miscellaneous	(12) )		(12)		(58)
Ending Balances 09/30/07	$ 3	$ 32	$ 35	$ -	$ (1,071)	$ -
                                                 Reported as  realized
                                                 under OCI heading in error
                                                  - S/B as component of other
                                                   income (expense)

Amounts reported as of 9/30/06:

Technically OCI of $(125)K should have been reported on the Consolidated Statement of Operations as “Other comprehensive income, before tax:” unrealized holding losses arising during the period, resulting in Comprehensive losses of $(35,854).  However, this is not deemed material due to the fact that the amount is less than .3% of net losses reported of $35,729, and had zero net impact on cash flows.  The amounts were properly reported in the Consolidated Statements of Stockholders’ Equity.

Amounts reported as of 12/31/06:

Technically OCI of $(570)K should have been reported (for the six month period ended) on the Consolidated Statement of Operations as “Other comprehensive income, before tax:” unrealized holding losses arising during the period, resulting in Comprehensive losses of $(68,539).  However, this is not deemed material due to the fact that the amount is less than .8% of net losses reported of $67,969, and had zero net impact on cash flows.  The amounts were properly reported in the Consolidated Statements of Stockholders’ Equity.

2007 Activity:

Amounts reported as of 03/31/07:

Amounts are reported correctly in the Consolidated Statement of Operations.

Amounts reported as of 06/30/07:

Technically OCI of $697K should have been reported on the Consolidated Statement of Operations as “Other comprehensive income, before tax:” Reclassification adjustment for losses included in net income, resulting in Comprehensive losses of $(58,946).  However, this is not deemed material due to the fact that the amount is approximately 1% of net losses reported of $59,643, and had zero net impact on cash flows.  The amounts were properly reported in the Consolidated Statements of Stockholders’ Equity.  In addition, the reclassification amounts reduce the comprehensive losses at a time when the Company had significant cash flow shortages and operating losses.  These amounts were not deemed material for both qualitative and quantitative reasons as these amounts were deemed to not significantly impact investor decisions.

Amounts reported as of 09/30/07:

Technically OCI of $697K should have been reported (for the nine months ended) on the Consolidated Statement of Operations as “Other comprehensive income, before tax:” Reclassification adjustment for losses included in net income, resulting in Comprehensive losses of $(94,395).  However, this is not deemed material due to the fact that the amount is less than .7% of net losses reported of $95,092, and had zero net impact on cash flows. The amounts were properly reported in the Consolidated Statements of Stockholders’ Equity. In addition, the reclassification amounts reduce the comprehensive losses at a time when the Company had significant cash flow shortages and operating losses. Since the Company was negotiating involuntary bankruptcy proceedings with investors, and for quantitative reasons these were not deemed to significantly impact investor decisions.

In addition, realized losses of $(1,071)K were presented under the wrong caption of “other comprehensive expenses” versus in other income and expenses.  However, since these were disclosed as realized and did not impact changes in cash flows this misclassification is not deemed material.  The Company will properly disclose the items on the Consolidated Statement of Operations for year ended December 31, 2007 as follows:

   December 31, 2007 December 31, 2006

Realized losses on marketable securities                                      (1,071)                      (487)
Total other income (expense)                                                     (xx,xxx)                       (2,618)

Net Loss                                                                                          (xx,xxx)                    (67,969)

Other comprehensive income before tax:
     Unrealized gains on securities:
          Unrealized holding losses  arising during period              (127)                         (570)
           Less: reclassification adjustment for gains
            Included in net income                                                          697                              ----
Comprehensive losses                                                        $      (xx,xxx)                 $ (68,539)

3. As a related matter, we note your response to comment 11 from our letter dated September 28, 2007 and your disclosures on page 7 which indicate that you recognized other than temporary impairment losses of $1,071,000 in earnings during the period ended September 30, 2007. This disclosure is not consistent with your income statement presentation on page 4 which seems to indicate that the other than temporary loss was recognized within other comprehensive loss instead of as a component of net loss. Refer to paragraphs 18-21 of SFAS 130.

Response:  Realized losses of $(1,071)K were presented under the wrong caption of “other comprehensive expenses” versus in other income and expenses.  However, since these were disclosed as realized and did not impact changes in cash flows this misclassification is not deemed material.  Please refer to the response in comment number 2 above, regarding presentation of the Company’s 10KSB as of December 31, 2007 of the above amounts.

If you have any questions regarding these responses, please feel free to call Darren Milesor Melanie Farmer at 214-634-6227.  Thank you for your assistance in these matters.

Sincerely,

/s/ Darren Miles
Darren Miles
Chief Financial Officer